Mail Stop 3561

September 28, 2006

Via U.S. Mail & Facsimile (415) 955-8910
Mr. Daniel G. Brandano
President
Dynamic Leisure Corporation
5680A W. Cypress Street
Tampa, FL  33607

> **Re:	Dynamic Leisure Corporation**
> **Registration Statement on Form SB-2**
> **Post-Effective Amendment No. 2**
> **Filed September 13, 2006**
> **File No. 333-124283**

Dear Mr. Brandano:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

General

1.	We note the changes you have made throughout much of the prospectus in response to comment 3 from our letter of May 12, 2006, but we reissue the comment.  Please also remove the term "resales" from the financial statements.

Forward-Looking Statements, page 1

2.	We note the changes you have made in response to comment 4 from our letter of May 12, 2006.  Please further revise to remove all reference to the safe harbor provisions in the first sentence.

Prospectus Summary

3.      Disclose near the beginning of the summary that your auditors have issued a going
        concern opinion and the reasons noted for issuing that opinion.

4.      We note the changes you have made in response to comment 6 from our letter of May 12,
        2006, but we reissue the comment.  Please disclose the revenues and net income for
        Dynamic Leisure Group for the most recent audited period in the narrative portion of the
        prospectus summary on page 2, in addition to the "Selected Financial Data" section on
        page 4.

5.      On page 39 you state that "[n]early all of the Company's current travel products are for
        destinations in the Caribbean and Mexico."  Please include this information both here and
        in the risk factor regarding weather on page 14.

Risk Factors

We have experienced historical losses, page 6

6.      Since Dynamic Leisure effectively became the registrant as a result of the reverse merger
        transaction in 2006, please revise this discussion to refer to Dynamic Leisure's net losses
        and accumulated deficit rather than that of Dyneco Corporation.

If we fail to create and increase, page 9

7.      We note the changes you have made in response to comment 9 from our letter of May 12,
        2006.  Please advise what "and the brands were issued by future acquisitions" means at
        the end of the second sentence.  In addition, in an appropriate place in the prospectus,
        please explain material aspects of the marketing and advertising "test phase" begun in
        June and July 2006, including the venues for such efforts, and your future plans to
        increase spending in this area.  As a baseline, please indicate how much you currently
        spend on marketing and advertising.

Rapid technological changes, page 11

8.      We note the changes you have made in response to comment 12 from our letter of May
        12, 2006.  Please clarify whether "supplier link technology" is a new product or
        technology you are trying to develop and license, or whether it is a third-party product or
        technology that you purchase or license from those third parties.  Also, please clarify
        whether supplier link technology is the same as or different than global distribution
        systems.

Although the company has changed its business plan, page 15

9.      We note the changes you have made in response to comment 13 from our letter of May 12, 2006, but we reissue it, in part.  Please briefly explain  what air UniVane compressors and hydrogen circulators are and how they relate to fuel cell systems.

Directors and Executive Officers, page 21

10.     You indicate in the paragraph at the top of page 22 that officers are elected by shareholders.  However, in the second-to-last paragraph at the bottom of page 22, you indicate that they are appointed by the board of directors.  Please revise to remove this inconsistency.

11.     If Marc J. LeVine is an executive officer, please provide additional information about him as required by Item 401 of Regulation SB, or advise.

Security Ownership of Certain Beneficial Owners and Management, page 24

12.     We note the change you have made in the chart on page 25 in response to comment 19 from our letter of May 12, 2006.  However, if Marc J. Levine is an executive officer, please revise the number of officers and directors to four.

13.     Please revise the chart on page 25 to remove the following discrepancies:
   - According to the chart, Daniel Brandano has 3,011,102 shares of common stock. However, footnote 1 only lists 2,622,217 shares of common stock;
   - The number of shares held by "Officers and Directors as Group" (3,284,434) does not match the sum of shares held by Daniel Brandano (3,011,102), Robert Levine (266,666), and Leonard Sculler (206,666), which totals 3,484,434;
   - According to the chart, Diversified Acquisition Trust, LLC has 1,835,604 shares of common stock.  However, footnote 5 lists 2,795,546 shares of common stock; and
   - The percentages in the third column of the chart add up to more than 100% (even after removing the percentage for "Officers and Directors as Group.")

14.     Please advise why CRQ Consultants, Inc. and Alpha Capital Aktiengesellschaft were removed from the chart.

Description of Business, page 29

15.     We reissue comment 21 from our letter of May 12, 2006.  Please go through each section describing your business and ask whether you have provided a current description before describing any future plans.  For example, in "Our Marketing Strategy" on page 33, please describe what your current strategy is, not what "industry analysts" say is "imperative" and not what you believe online travel agencies "must" do to be profitable.

If you have little or no current marketing strategy, then please say so. Afterward, you may describe your future marketing plans, the steps necessary to realize them, including your estimated cost for each step, and, if practicable, your timeline. Similarly, on page 32 describe your current Internet business strategy before describing what you "believe" you need to do to become profitable, and describe your current infrastructure before describing the infrastructure you are "acquiring and developing."

Current Operations, page 30

16. Please provide the basis for your statement on page 31 that "[o]ver recent months, many airlines have withdrawn or limited" the "net" or "bulk" contracts that you describe. Also, indicate over which months this has occurred and whether or not the airlines have withdrawn or limited your access to such contracts. Please consider a risk factor describing the impact on your business if such contracts were significantly reduced or eliminated.

17. In addition, is it the "established relationships" you mention on page 31 or the fact that you are a travel wholesaler, as discussed on page 33, or both, which allows you access to these "net" or "bulk" contracts? Are all online travel agencies you compete against travel wholesalers, thereby also having access to such contracts?

18. Please indicate whether the sale of bundled leisure travel products is merely an aspiration or something you do already, using TourScape or otherwise.

19. We note your response on page 31 to comment 29 from our letter of May 12, 2006, where you indicate that you have more than 100 websites, "most of which have been operating for at least five years." However, you also state that "many" of those websites "are currently in development." Please indicate how many of the 100 websites actively generate substantial business for you, how long these particular sites have been in operation, and provide either the number of hits per month or other information indicating how important these sites are for generating business.

20. Please describe what it means to that your Dynamic Leisure and eCasual brands will be "launched" in the fall of 2006. How will you launch them? Please describe any new products or new methods of delivery of existing products.

Our Marketing Strategy, page 33

21. We note your reference on page 34 to "reliable research" regarding the percentage of travel customers who look but do not book online. Please revise to identify the source of this information. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on

its own research.  Please provide similar information regarding the "studies of online travel" you mention on page 35.

Competition, page 34

22.     Please explain what you mean by the second sentence of the second paragraph which begins, "This includes…"  What is the "this" you are referring to?

Intellectual Property, page 35

23.     We note your response to comment 32 from our letter of May 12, 2006.  If your licensing agreement with Parker-Hannifin is your only patent, trademark, license, franchise, concession, or royalty agreement, then please state this fact.  Also, please reference here the discussion on page 30 regarding this licensing agreement.

Recent Acquisitions and Capitalization, page 36

24.     We reissue comment 30 from our letter of May 12, 2006, in part.  In response to our comment, you indicate in the cover letter that you have added information regarding results achieved since several recent acquisitions, "including the number and dollar amount of travel sales and car rentals."  We note your revised disclosure regarding the number of bookings since acquisition of the Casual Car General Service Agreement in January of 2006.  However, similar information is not provided here or in the financial statements for your acquisitions of L'Attitudes, Inc., Island Resort Tours, Inc., and International Travel and Resorts, Inc.  Please revise to include such information or advise.

Regulation Concerning Privacy, page 36

25.     You indicate that you "expect" to have a privacy policy.  Please state whether or not you have one currently.  Also, please indicate whether or not the FTC, the European Union, or any other sovereign entity in which you operate currently has privacy regulations that apply to you.  If you currently have a privacy policy, does it comply with such regulations?  If you do not have a privacy policy but intend to develop one, is it your intention that your privacy policy will comply with such regulations?

Casual Car General Service Agreement, page 36

26.     Please describe what it means that the "European market" will be "launched" in the second half of the year.  How will you launch them?  If you are referring to the term sheets you have signed with two travel companies with European experience, as

described on page 34, then please state this fact.  Please describe any new products or new methods of delivery of existing products.

Three Months ended June 30, 2006 compared to the period from inception (May 16, 2005) to June 30, 2005, page 41

27.     Please tell us and explain in MD&A why the volatility factor referenced on page 42 used to value the warrants was reduced from 335% to 271% during the three months ended June 30, 2006.

Securities Authorized for Issuance under Equity Compensation Plans, page 49

28.     Please explain why the outstanding options and warrants disclosed on page 50 (223,644 options and warrants with a weighted average exercise price of $5.99) and the outstanding options to acquire 124,539 shares and outstanding warrants to acquire 859,337 shares as discussed on page 52 are significantly less than the outstanding warrants/options disclosed in Note 8 to your June 30, 2006 financial statements of 4,473,255. Please reconcile and revise these disclosures.

Financial Statements

Dynamic Leisure Corporation and Subsidiaries Unaudited Consolidated Financial Statements for the three and six months period ended June 30, 2006
Changes in L'Attitudes Inc. Financial Statements
Island Resort Tours, Inc. and International Travel and Resorts Inc. Financial Statements

Note 2 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-6

29.     We note your response to comment 56 from our letter of May 12, 2006, where you state that the company is not required to buy a specific number of lodging occupancies and is not required to purchase a specific number of airline tickets.  Also you state that you have risk of physical ticket loss during delivery, which is a weaker indicator of gross reporting, considering that the majority of your sales are internet based.  Additionally, it appears that the suppliers of the services offered in your travel packages are assuming the majority of the responsibility and business risk of providing the services (i.e., lodging and air travel).  Based on the above, we continue to have concern as to the appropriateness of gross revenue reporting for your revenue transactions.  Since your suppliers assume the majority of the business risks, which include providing the service and the risk of unsold inventory for the lodging and air travel services in your travel package, we do not understand why you do not report these transactions on a net rather than gross basis in accordance with EITF 99-19.  Please address the following with respect to your revenues

during the various periods presented in the company's, CLA's and IRT/ITR's financial
statements:

- Tell us what portion or percentage of each entity's sales arrangements were subject to
  inventory risks similar to that described in your response with respect to the Jamaican
  resort hotel in 2005.
- Tell us what portion of each entity's sales arrangements include airfares purchased
  under bulk airline ticket contracts.
- Tell us what portion of your sales represent sales of "bundled" packages where the
  company has complete latitude or discretion in establishing the final price of the
  bundled products. Also, tell us what portion of the company's sales represent
  arrangements where the company, not the customer has right to determine the
  supplier which provides the related service.
- Explain in further detail how the company is exposed to credit risk with respect to its
  sales arrangements. Explain when customers are required to pay the company for
  purchased travel services and packages and when the company is required to pay its
  suppliers. Also, the portion of your response that indicates the company is exposed to
  credit risk with respect to credit card charges is inconsistent with the disclosure on
  page F-88, which indicates the company has very little credit risk since the vast
  majority of travel products are purchased in advance. Please reconcile and revise
  these inconsistencies.
- Tell us what portion of your total revenues for each period were recognized on a
  gross versus a net basis.

We may have further comment upon review of your response.

Note 5 – Property and Equipment, page F-9

30.    Based on your description of "Software in Development" in the last paragraph on page F-
       9, we are unclear as to why you believe it is appropriate to capitalize the $641,347 of
       costs included in your June 30, 2006 balance sheet.  Please tell us why you believe the
       treatment used for these costs complies with the guidance outlined in SOP 98-1, SFAS
       No. 86, or other relevant accounting literature, as applicable.

Note 6 – Convertible Notes Payable with Warrants, Notes Payable and Loans, pages F-10
through F-14

31.    We note from your disclosure that your convertible note holders have the right to convert
       the debt to common stock at a fixed conversion rate ranging from $.075 to $1.50 and that
       some of these note holders also hold detachable warrants issued in conjunction with the
       debt.  Considering the significance of these transactions for the interim period ended June
       30, 2006, please revise to provide a table which includes for each convertible promissory
       note disclosure of the principle amount, debt discount, repayments, and total balance at
       period end.  Also for each convertible promissory note, provide a table that (1) breaks out

the debt discount at the inception of the loan between warrant liability discount and beneficial conversion feature discount; (2) amortization for the period; and (3) total unamortized discount at the end of the period. You should also tell us and disclose in detail the methods and assumptions used in estimating the warrant liability discount and the beneficial conversion feature discount associated with each convertible debt obligation outstanding. Additionally, please provide the term and amortization period for each convertible promissory note. Finally, for each warrant liability as described in Note 9, please provide a roll forward table to display how the balance changed from the beginning to the end of the period. Also in your disclosure, explain the methods and assumptions used in calculating the warrant liability at the end of the period and the facts and circumstances that caused the change in balance (i.e., the reason for the change in your assumptions). These disclosures appear meaningful and relevant in view of the significant changes that occurred in the balance sheet accounts and the material nature of these transactions.

### March 2, 2005 Convertible Notes and Modification and Waiver Agreement

32.    Please tell us and explain in Note 6 the factors that resulted in recognition of income of $198,044 for the three months ended June 30, 2006 and recognition of expense of $139,807 for the six months ended June 30, 2006 in connection with the warrants issued in connection with the modification of the March 2, 2005 convertible notes.

### Note 8 – Stockholders' Deficit

### General

33.    Considering the significant nature of your stockholders' deficit activities during your interim period ended June 30, 2006, please provide a statement of stockholders' deficit, which discloses in detail all transactions that affected your stockholders' deficit. This disclosure appears meaningful and relevant in view of the significant changes in stockholders equity that occurred during the six months ended June 30, 2006 as well as the volume of equity transactions that occurred during this period.

### Common Stock Issued in Conversion of Convertible Notes Payable, page F-16

34.    We note the disclosure indicating that the company issued a total of 386,210 shares of common stock on the conversion of six convertible notes payable totaling $325,000 plus accrued interest at $.90 per share. Please confirm that the conversions were made in accordance with the original conversion terms of the convertible notes. Also, please indicate in Note 8 whether any unamortized discount or beneficial conversion feature associated with the convertible notes was required to be recognized as interest expense in

connection with the conversion.  Refer to the guidance outlined in paragraph 21 of EITF 00-27.

Common Stock Warrants and Options, page F-16

35.     Please provide the disclosures required by paragraph 64 and A240 of SFAS No.123(R).  See the illustration in paragraph A240 of SFAS No.123(R) for an example.

36.     Please tell us and revise Note 8 to disclose the nature and significant terms of the transactions in which the company issued warrants to acquire 2,708,897 common shares during the six months ended June 30, 2006.  As part of your response and your revised disclosure, please indicate the exercise prices and terms of the warrants issued and explain how they were valued and accounted for in the company's financial statements.

37.     Please revise the notes to the company's interim financial statements to disclose the number of shares issuable pursuant to outstanding stock options, warrants, and convertible notes payable, that could potentially dilute the company's basic earnings per share in the future, but that were not reflected in the company's diluted earnings per share computations for the periods presented because their impact was antidilutive.  Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128.

Note 13 – Business Acquisitions and Acquisition Liabilities

Changes in L' Attitudes, Inc (CLA), page F-19
Island Resort Tours, Inc. and International Travel and Resort, Inc. (IRT / ITR), page F-20

38.     We note from your disclosure that goodwill associated with the CLA and IRT / ITR acquisitions comprises over 50 percent of the total purchase price of each acquisition.  Considering the overall significance of goodwill recognized in your financial statements, please disclose and explain in detail the factors that contributed to your decision to pay a premium that significantly exceeded the fair value of the assets and liabilities acquired in both of these acquisitions.  Refer to paragraph 51(b) for guidance.  Also explain to us how you considered the guidance in paragraph A14 in preparing the purchase price allocation for each acquisition.  As part of your response, you should explain in detail why none of the purchase price was allocated to customer relationships or other categories of intangible assets.  It appears based on the nature of the businesses acquired in both the CLA and IRT/ITR acquisitions that some value should be allocated to marketing related intangible assets and customer-related intangibles, subject to amortization.

39.     Please explain in further detail the nature of the "web based assets" acquired in the CLA acquisition transaction that were valued at $590,000.  Also, please explain in detail how the company valued these assets for purposes of determining the purchase price allocation.  In addition, please revise the notes to your financial statements to include the

disclosures outlined in paragraph 44 of SFAS No.142 with respect to these intangible assets.

40.  Reference is made to your disclosure on pages F-19 and F-21, where you disclose that additional shares of common stock may be issued if the company, as part of any subsequent business acquisition on or before December 31, 2006, issues Dynamic common stock to an acquiree / seller at a rate less than $1.50 per share.  We also note your response to comment 54 from our letter of May 12, 2006, where you state that if additional shares are issued, they would be accounted for as an addition to the purchase price.  Please note that we do not agree with your conclusion as your proposed treatment does not appear to comply with the guidance outlined in paragraphs 29 and 30 of SFAS No.141.  Since the issuance of additional common shares will be based on security prices, it does not appear that this contingency should change the recorded cost of the acquired entity as outlined in paragraph 27, 29 and 30 of SFAS No. 141.  Please confirm your agreement with this accounting treatment and revise your note to your financial statements to disclose your accounting treatment for this contingent consideration.

41.  We note from the disclosures provided in Note 13 on page F-22 that the company allocated $1,600,000 of the purchase price for the IRT/ITR acquisition to certain airline contracts assumed in the transaction.  Please tell us and explain in the notes to the financial statements how the company determined the value assigned to this intangible asset.  Also, please explain how the 32 month amortization period being used for this asset was determined.

Note 15 – Subsequent Events, page F-24

42.  We note from your disclosure that you issued the following equity instruments subsequent to your interim period presented:

- 100,000 shares of common stock on July 1, 2006 and 100,000 additional shares of common stock on July 12, 2006 pursuant to a stock purchase agreement with MMA Capital LLC;
- 15,000 shares of common stock plus 15,000 warrants to purchase common stock at $1.00 per share on July 10, 2006 to David O. Jensen; and
- 250,000 shares of common stock plus warrants to purchase 250,000 shares of common stock at an exercise price of $1.00 on July 28, 2006 to Miller Investments, LLC.

In this regard, please tell us and disclose in Note 15 the nature and amount of the consideration received in these transactions. Your response and your revised disclosure should also explain how you valued and accounted for the shares issued if consideration other than cash was received in these transaction.

43.    Please explain in Note 15 how you valued and accounted for the 100,000 shares of common stock issued to MMA in connection with the August 8, 2006 modification of the convertible debt obligation.

Change in L'Attitude, Inc. Consolidated Financial Statements for the years ended December 31, 2005 and 2004

Cash and Cash Equivalents, page F-87

44.    We note your response to comment 57 from our letter of May 12, 2006.  Please revise your "Cash and Cash Equivalents" disclosure on page F-87 and add a "Cash and Cash Equivalents" accounting policy disclosure to your interim financial statements for the six month period ended June 30, 2006 to include the amount of credit card payments included in Cash and Cash Equivalents and a disclosure similar to your response to comment 57 from our letter of May 12, 2006.

Unaudited Pro Forma Combined Condensed Financial Statements

45.    We note that the pro forma financial statements on pages F-94 through F-98 only give effect to the CLA acquisition.  Please remove the pro forma financial statements on pages F-94 through F-98, since the pro forma financial statements on pages F-113 through F-115 show the same pro forma information.

Pro Forma Financial Statements, pages F-113 through F-115

46.    Please add an introductory paragraph which briefly sets forth a description of the transactions, the entities involved, and the periods for which the pro forma information is presented.  In addition, an explanation of what the pro forma presentation shows should be provided.

47.    Please remove the balance sheet information on page F-113, as your most recent interim period balance sheet already gives effect to the transactions reflected in the pro forma financial information.  Also, please add  a pro forma statement of operations for the six-month period ended June 30, 2006, as required by Item 310(d)(2)(i) of Regulation S-B.

48.    Reference is made to the column on page F-114 labeled "Historical DynEco."  Please revise this column so that it agrees with the DynEco restated financial statements for the year ended December 31, 2005.

49.     Reference is made to the January 13, 2006 financing transaction in the amount of
        $2,000,000 disclosed on page F-12.  Please revise the pro forma statement of operations
        to also give effect to this financing transaction.  The revised pro forma information
        should reflect this transaction as if it had occurred on January 1, 2005, and should include
        the effect of each of the following:

        •   The debt discount amortization expense associated with the beneficial conversion
            feature (BCF);
        •   The change in value of the warrant liability associated to the warrants issued in
            connection with this financing transaction; and
        •   The interest expense associated with the loan

        Please separately disclose the amount for each of the above items.  Also for each item,
        please disclose in detail the methods and assumptions (i.e., expected interest rate,
        amortization period, stock price used in calculating the BCF, assumption used in coming
        up with the warrant liability at the beginning and the end of the periods presented, etc.)
        used in estimating these amounts.

50.     Reference is made to the acquisitions of CLA and IRT/ITR disclosed in Note 13 on pages
        F-19 through F-22.  In this regard, please give effect in your pro forma statements of
        operations to the following:

        •   The convertible debt discount amortization expense associated with the beneficial
            conversion features of each of the convertible notes issued (BCF);
        •   The revised depreciation/amortization expense based on the estimated fair value of
            the CLA and IRT / ITR tangible/intangible assets from these acquisitions; and
        •   The interest expense, if any, associated with the $1,440,000 acquisition payable.

        Please separately disclose the amount for each of the above items.  Also for each item,
        please disclose in detail the methods and assumptions (i.e., expected interest rate,
        amortization period, stock price used in calculating the BCF, the fair value of the tangible
        and intangible assets, and the estimated useful lives of the tangible and intangible assets,
        etc.) used in estimating these amounts.  Please separately disclose the above for each
        period affected in your pro forma statement of operations.

51.     Refer to footnote (c) on page F-15.  Please revise to indicate that this adjustment
        represents interest expense with respect to the convertible notes issued in connection with
        the acquisitions rather than interest income.

Legal Matters, page II-21

52.     Please revise to reflect the fact that the legal opinion dated September 12, 2006 is by
        Crone Rozynko, LLP.

Exhibit 23.1: Consent of Crone Rozynko LLP (filed with Exhibit 5)

53.     We note that you have filed the legal opinion here, rather than as exhibit 5.  Please move
        to exhibit 5 in your next amendment.

54.     We note that you have limited your legal opinion to the "internal laws of the State of
        Minnesota (based solely upon our review of a standard compilation thereof)."  Please
        delete the impermissible limitation contained in the parenthesis, which might serve as a
        disclaimer.

55.     Either delete the next-to-last paragraph or refile the opinion dated the date of
        effectiveness.

Exhibit 23.2: Consent of Salberg & Company, P.A.

56.     Currently the auditor's report dates on the consent of Salberg & Company P. A. do not
        agree with the dates on the related auditor's opinion on page F-27.  Please revise
        accordingly.

Closing

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response.  You may wish to provide us
with marked copies of the amendment to expedite our review.  Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information.  Detailed cover letters greatly facilitate our review.  Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Mr. Daniel Brandano
Dynamic Leisure Corporation
September 28, 2006
Page 14

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

                      Sincerely,


                      Max A. Webb
                      Assistant Director


cc:    <u>Via Facsimile (415) 955-8910</u>
       Crone Rozynko LLP